October 15, 2010

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Southern Bella, Inc.
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 2, 2010, File No. 333-142516

Dear Ms. Shenk:

On behalf of Southern Bella, Inc., I hereby submit the following responses to your comment letter dated October 13, 2010:

Form 10-Q for Fiscal Quarter Ended June 30, 2010

General

1.           Your quarterly report for the period ended June 30, 2010 does not appear to include all of the required “Items” outlined in the text of the Form 10-Q.  Please amend your filing as appropriate.

Southern Bella, Inc.’s Form 10-Q for the period ending June 30, 2010 was filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2010.  An error occurred during the uploading of the Form 10-Q which caused part of the submission to be excluded.  Accordingly, pages 5-13 were mistakenly not included in the filing with the SEC.  Southern Bella, Inc. is filing Amendment No. 1 on Form 10-Q/A to include the full Form 10-Q for the period ending June 30, 2010.

Southern Bella, Inc. (the “Company”) hereby acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Viola Heitz
Viola Heitz Chief Executive Officer of Southern Bella, Inc.